THE DREYFUS FAMILY OF FUNDS

c/o The Dreyfus Corporation

200 Park Avenue

New York, New York 10166

August 15, 2018

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attention: Ken Ellington

Re:	Review of Fund Filings on Form N-CSR

Ladies and Gentlemen:

This letter is written in response to comments of the staff (the "Staff") of the Securities and Exchange Commission regarding the above-referenced filings for Dreyfus Stock Index Fund, Inc., The Dreyfus Sustainable U.S. Equity Portfolio, Inc., Dreyfus Investment Portfolios and Dreyfus Variable Investment Fund (each, a "Registrant" and, as applicable, each series thereof, a "Fund") discussed via telephone with Ken Ellington of the Staff on July 16, 2018.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment.

General

All Registrants

1.	Staff Comment: The Staff notes that, effective August 1, 2017, Form N-CSR was amended to include a new item (applicable only to closed-end funds), so that Form N-CSR now is comprised of 13 items. In light of the fact that each Registrant's filing on Form N-CSR included responses to only 12 items, the Staff requests that, going forward, each Registrant effect its filings using the amended Form N-CSR.

Response: Going forward, each Registrant will effect its filings using the amended Form N-CSR.

Dreyfus Variable Investment Fund—Growth and Income Portfolio and International Equity Portfolio; Dreyfus Stock Index Fund, Inc.

2.	Staff Comment: The Staff notes that each Registrant/Fund has been identified in its annual report as a "non-diversified company" within the meaning of Section 5(b)(2) of the Investment Company Act of 1940, as amended (the "1940 Act"). The Staff observes, however, that it appears that each Registrant/Fund currently is operating as a "diversified company" within the meaning of Section 5(b)(1) of the 1940 Act. The Staff's position is that an investment company that registers as a non-diversified company, but operates as a diversified company for more than three years is a de facto diversified company and is required to obtain shareholder approval to operate again as a non-diversified company (see Section 13(a)(1) of the 1940 Act and Rule 13a-1 thereunder). Accordingly, to the extent a Registrant/Fund has been operating as a diversified company for more than three years, please confirm that the Registrant/Fund will receive shareholder approval prior to operating again as a non-diversified company.

Response: Fund management currently reviews the portfolio composition of each Fund as of the end of the Fund's fiscal quarter to determine whether the Fund is operating as a non-diversified or diversified company. If it is determined that a Fund classified as a non-diversified company has operated as a diversified company for more than three years, the Fund would seek shareholder approval prior to operating again as a non-diversified company.

Statement of Investments

Dreyfus Variable Investment Fund—Opportunistic Small Cap Portfolio

3.	Staff Comment: The Staff notes that approximately 10% of the Fund's net assets were invested in "Money Market Investments" as of the Fund's fiscal year ended December 31, 2017. Please confirm that any acquired fund fees and expenses ("AFFE") related to these investments, to the extent required by Instruction 3(f)(i) to Item 3 of Form N-1A, is included in a separate line item subcaptioned "Acquired Fund Fees and Expenses" in the Fund's fee table in its registration statement.

Response: Management has confirmed that the AFFE related to these investments did not exceed one basis point (0.01%) of the Fund's average net assets for its fiscal year ended December 31, 2017. As such, as permitted by Instruction 3(f)(i) of Item 3 of Form N-1A, the Fund has included the AFFE related to these investments in the line item subcaptioned "Other Expenses" in the fee table in the Fund's prospectus included within its registration statement.

All Registrants/Funds

4.	Staff Comment: For each Registrant/Fund that invests in money market funds, please disclose the end of period interest rate for each money market fund, as required by Rule 12-12, footnote 4 of Regulation S-X (the "Rule").

Response: In light of the fact that (i) the Rule is titled "Investments in unaffiliated issuers" (emphasis added) and each Registrant/Fund only invested in affiliated money market funds during the period, and (ii) money market funds do not have either a stated rate of income or variable interest rate, the Rule is not applicable to the Registrants/Funds. Accordingly, the Registrants/Funds do not believe that the requested disclosure is required.

Statement of Assets and Liabilities

All Registrants/Funds

5.	Staff Comment: Please confirm whether or not there were amounts payable to officers and directors at period end. If so, such amounts payable should be disclosed separately in accordance with Rule 6-04(a)(12) of Regulation S-X.

Response: Going forward, each Registrant/Fund will disclose separately amounts payable to officers and directors, as applicable, at period end.

Website Disclosure

Dreyfus Variable Investment Fund—Government Money Market Portfolio

6.	Staff Comment: Please confirm if the Fund has presented a schedule, chart, graph or other depiction showing the Fund's net asset value per share as of the end of each business day during the preceding six months (see Rule 2a-7(h)(10)(iii) under the 1940 Act). The Staff notes that it was unable to locate such disclosure.

Response: The referenced chart complying with Rule 2a-7(h)(10)(iii) may be found at: https://im.bnymellon.com/us/en/cash-management/funds/261976302/history/historicprices?start=1518014556596.

* * * * *

We hope the Staff finds that this letter is responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding this letter, please call the undersigned at 212.969.3376 or Janna Manes of this office at 212.969.3363.

Very truly yours,

/s/ Max Vogel

Max Vogel

cc:	David Stephens
Janna Manes

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